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                             May 11, 2022

       Kenneth Pucheu
       Executive Vice President and Chief Financial Officer
       NexTier Oilfield Solutions Inc.
       3990 Rogerdale Rd.
       Houston, TX 77042

                                                        Re: NexTier Oilfield
Solutions Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No 1-37988

       Dear Mr. Pucheu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 47

   1. Discuss and analyze your financial position and the changes in your financial condition as required by Item 303(a)
and (b) of Regulation S-K. Specifically, discuss and analyze material changes to
your balance sheet and discuss material events and uncertainties that may impact your future
financial condition.
 Kenneth Pucheu
FirstName  LastNameKenneth
NexTier Oilfield Solutions Inc.Pucheu
Comapany
May        NameNexTier Oilfield Solutions Inc.
     11, 2022
May 11,
Page 2 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert
Babula, Staff Accountant, at (202) 551-3339 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Kevin McDonald